

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2023

Pierre Sawaya
President
Monetiva Inc.
23615 El Toro Rd., Suite X327
Lake Forest, CA 92630

Re: Monetiva Inc.
Registration Statement on Form S-1
Filed January 10, 2023
File No. 333-269171

Dear Pierre Sawaya:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed January 10, 2023

Business and Properties
Our Current Business, page 29

1. We note your disclosure that you are a start-up company in the developmental phase of the business cycle except in the U.S. which is already developed and that USA is established. We also note your disclosure that you expect to conclude Phase I of your business plan in Winter 2023. Please explain clearly what you mean by USA is established and already developed in the United States, given the status of Phase I of your business plan. Also, explain clearly what you mean by Mexico is under process, and India is still under way.

2.   We note your disclosure on page 1 regarding the upfront fees payable under the terms of the Processing Service Agreement with EndlessOne Global, Inc. Please tell us whether there are any other material fees payable under that agreement and provide disclosure, as appropriate. Also, clarify the current relationship between Pierre Sawaya and EndlessOne Global, Inc.

3.   We note that certain portions of Exhibit 10.3 have been redacted. Pursuant to Item 601(b)(10)(iv), please revise your exhibit index to reflect that certain information has been excluded from these exhibits.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Mark Rakip at 202-551-3573 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Jeffrey Gabor at 202-551-2544 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Brian Higley, Esq.